Filed Pursuant to Rule 433
Registration No. 333-215907

H.B. FULLER COMPANY

PRICING TERM SHEET

$300,000,000 4.000% Notes due 2027

February 9, 2017

Issuer:	H.B. Fuller Company

Expected Ratings*	Baa3 (Moody’s)/BBB (S&P)

Principal Amount:	$300,000,000

Format:	SEC registered

Maturity Date:	February 15, 2027

Coupon (Interest Rate):	4.000%

Price to Public:	99.551%

Yield to Maturity:	4.055%

Spread to Benchmark Treasury:	+ 165 basis points

Benchmark Treasury:	2.000% due November 15, 2026

Benchmark Treasury Price and Yield:	96-15 3⁄4; 2.405%

Interest Payment Dates:	Semi-annually on each February 15 and August 15 of each year, commencing on August 15, 2017

Optional Redemption—Make-Whole Call:	Prior to November 15, 2026 (three months prior to the Maturity Date), make-whole redemption at the greater of par and a discount rate of T+25 basis points

Optional Redemption—Par Call:	On or after November 15, 2026 (three months prior to the Maturity Date)

Trade Date:	February 9, 2017

Settlement Date:	February 14, 2017 (T+3)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP Number:	359694 AB2

ISIN Number:	US359694AB24

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	U.S. Bancorp Investments, Inc. Morgan Stanley & Co. LLC

Co-Managers:	HSBC Securities (USA) Inc. MUFG Securities Americas Inc. PNC Capital Markets LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and related preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, active joint book running managers will arrange to send you the prospectus if you request it by calling or e-mailing Citigroup Global Markets Inc. toll free at 1-800-831-9146 or prospectus@citi.com, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-800-294-1322 or dg.prospectus_requests@baml.com.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg email or another communication system.

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